

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119
65 80427330

> **Re: GCL Global Holdings Ltd**
> **Draft Registration Statement on Form F-4**
> **Submitted March 27, 2024**
> **CIK No. 0002002045**

Dear Sebastian Toke:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 Submitted March 27, 2024

Market and Industry Data, page 2

1. We note that the prospectus includes market and industry data based on information from third-party sources. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Questions and Answers For Stockholders of RFAC, page 14

2. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Q: What equity stake will holders of RFAC Public Shares, holders of Company Shares..., page 17

3. Please expand your disclosure regarding the Sponsor's ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices.

4. Your column header "Assuming 50% Redemptions" appears to suggest redemption of 50% of the total RFAC Class A Common Shares that are available for redemption, while the description on page 16 indicates this column represents "50% of maximum redemptions." Please revise this column header in the share ownership tables throughout the prospectus to more clearly convey what this column is intended to represent.

Summary of the Proxy Statement/Prospectus, page 31

5. We note your disclosure on page 40 addressing the potential impact of redemptions on non-redeeming shareholders, and the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Here and/or as applicable throughout the filing, please disclose the potential impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis for the range of redemption scenarios.

Unaudited Pro Forma Condensed Combined Financial Information, page 101

6. As defined on page 7, Incentive Shares can be used as incentive in connection with non-redemption or sources of Transaction Financings. Your pro forma financial statements appear to assume that 2.0 million shares will be issued as incentive for shareholders not to redeem their SPAC shares with an offsetting entry to share-based compensation. Please tell us and revise your disclosures throughout to address the following:
    • Explain how Incentive Shares, and the related pro forma adjustments, will be impacted should you enter into a Transaction Financing prior to closing. For example, assuming you enter into a Transaction Financing for the issuance of 2.0 million shares, clarify whether you will be able to also issue Incentive Shares pursuant to the terms of the Merger Agreement.
    • Describe how Incentive Shares will be used to avoid further redemption. For example, explain whether you intend to issue one Incentive Share (or a fraction

of such share) for every non-redeemed share and how you considered such terms in the assumptions used under the Maximum Redemption Scenario.

- Clarify whether the number of shares redeemed under the Maximum Redemption Scenario will change if you are able to complete a Transaction Financing and explain how.
- Explain how the Business Combination will be impacted if more shareholders elect to redeem their shares such that you are unable to meet the $25.0 million Minimum Cash requirement.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro forma Condensed Combined Statements of Operations, page 109

7.   Please explain why pro forma adjustment (AA) is reflected in the Maximum Redemption Scenario column or revise.

Note 4. Loss per Share, page 110

8.   We note the 2.0 million Incentive Shares are included in the RFAC Initial SPAC Management shares outstanding. As it appears such shares may be issued to SPAC public shareholders as incentive for non-redemption or third-parties as part of a Transaction Financing, please revise to reflect the Incentive Shares as a separate line item and include a footnote explaining how the ultimate holder of such shares will be impacted. Similar revisions should be made elsewhere throughout the prospectus where you present share ownership tables.

The Business Combination Proposal
Lock-Up Agreement, page 123

9.   Please expand your disclosure to describe the exceptions to the lock-up agreements.

Certain Forecasted Information for the Company, page 130

10.   We note that several assumptions related to your projected financial information include certain acquisitions and Transaction Financing to occur by March 31, 2024. Please revise to clarify whether those acquisitions or financings have occurred, and whether the assumptions and projected financial information are still reasonable.

Information Related to the Company, page 155

11.   We note that you have entered into distribution agreements with game developers and publishing agreements with game studios. Please revise to include a discussion of the material terms of the agreements including a description of the rights and obligations of the parties thereto, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received and the termination provisions, and file them as exhibits. In addition, quantify the percentage of revenue that each material supplier or game

developer represents and whether you are substantially dependent on any one game developer. Refer to Item 601(b)(10) of Regulation S-K.

Information Related to the Company, Game Distribution, page 161

12. You state that management believes that Starry Jewelry, a business specializing in retail and online sales of fashion jewelry, "will contribute game-related hardware and accessories sales revenue to GCL Group." Please explain the basis for this statement and clarify how Starry Group will contribute to game-related hardware and accessories sales revenue.

RFAC's Management Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Operating Results, page 177

13. Please revise to provide quantified information regarding any key performance metrics used by management in analyzing the business and operating results for each period presented, or tell us why they are not material to investors. As one non-exclusive example, we note your disclosure on page 160 that the company has sold 30,200,000 physical and digital copies of video games to date, but there is no discussion regarding that metric being considered a key performance metric used by management. Refer to Item 303(a) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 195

14. We note the disclosure on page 160 that "Together with an affiliated company which our Group Chairman, Jacky Choo See Wee solely owns and founded in January 2007, Epicsoft Asia has over 16 years of video games distribution and retail network management experience in Asia." Please revise here and elsewhere as appropriate to discuss any agreement between the company or its subsidiaries and entities affiliated with the Group Chairman, including the material terms of those agreements and file those agreements as exhibits.

Audited Financial Statements of GCL Global Limited
Note 2 - Summary of significant accounting policies
Indefinite-lived intangible assets, page F-59

15. Please explain to us your basis for classifying console game codes as indefinite-lived intangible assets. Describe in detail the nature and source of these assets and how you determined they will contribute to your cash flows indefinitely. Refer to ASC 350-30-35-1 to 35-3.

Revenue recognition, page F-62

16. We note from your disclosure on page 161 that you share with resellers the gross revenue generated from players who purchase physical or online copies of the video games, merchandise on your resellers' online stores or top up cards to play within the games. In

addition, you share revenue on console games sold in physical stores. Please describe for us the nature and terms of your revenue sharing arrangements related to sales of console game, gaming hardware, accessories, and console game code and revise your footnote disclosures as necessary to include a discussion of such arrangements.

Revenue from game publishing, page F-63

17. We note that you recognize game publishing revenue at a point in time when control of the console game code is transferred to end users after they have downloaded it from third parties' gaming platforms. Please explain further the terms of these arrangement and the impact on the timing of revenue recognition. Also clarify whether the third party platforms maintain the console game codes before they are delivered to the end users. In addition, you state that for these transactions, "the transfer of control typically occurs at a specific point in time, mainly considering when the gaming platform becomes obligated to pay for the console game code sold, based on the preceding month's sales report." Please explain why the transfer of control in these arrangements is based on the preceding month's sales report.

18. We note that you recognize revenue from game publishing sales through third-party platforms, such as Sony's Playstation Network and Valve's Steam, on a net basis. Please tell us whether you generate game publishing revenue through other third-party platforms. As applicable, clarify whether the revenue recognition policy differs for any other third-party platforms and if so, how.

19. We note your discussion on page 162 of publishing agreements that contain minimum guaranteed royalty payment and/or minimum guaranteed development fees based on the number of units of the game sold, marketing budget, localization, reporting process, revenue sharing and payment terms. Please explain further the terms of these arrangements and the impact on your game publishing revenue recognition policy. Ensure you address any revenue sharing terms with the publishers and the related accounting.

Note 3 - Business Combination, page F-70

20. The pro forma information provided for the year ended March 31, 2023 appears to indicate the impact of 2Game on your pro forma revenue and pro forma net income is $0. Please clarify whether 2Game earned revenue prior to your acquisition and if so, explain why your pro forma information does not reflect as such, or revise.

Note 15. Concentration of Credit Risk
(a) Major customers, page F-82

21. Please revise to separately disclose the amount or percent of revenue attributable to each major customer during each period presented. For example, identify your significant customers as customer A, customer B, customer C, etc., so as to clarify whether there were any changes in your major customers during the periods presented. Also, identify the segment or segments reporting such revenue. Refer to ASC 280-10-50-42.

<u>General</u>

22.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mike Blankenship